CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021 AND 2020

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2021	December 31, 2020
ASSETS
Current
Cash and cash equivalents		$92,646	$62,508
Short-term investments		26,408	—
Accounts receivable		28,589	20,353
Inventories	3	24,285	25,496
Other current assets	4	15,114	19,184
		187,042	127,541
Non-Current
Mineral, property, plant and equipment	5	409,057	333,702
Exploration and evaluation assets	6	27,981	21,024
Deferred income tax assets		484	14,223
Deposits and other non-current assets		491	609
		438,013	369,558
Total Assets		$625,055	$497,099

LIABILITIES
Current
Accounts payable and accrued liabilities		$42,840	$37,878
Current portion of deferred revenue		10,007	—
Current portion of loans and borrowings	7	3,713	12,539
Current portion of value added, income and other taxes payable		13,445	13,361
Current portion of derivatives	15	32,042	26,540
Current portion of lease liabilities		3,636	1,402
		105,683	91,720
Non-Current
Loans and borrowings	7	51,667	155,563
Deferred revenue		86,053	—
Provisions		19,805	21,450
Value added and other taxes payable		3,990	1,468
Derivatives	15	2,430	10,811
Lease liabilities		2,398	346
Other non-current liabilities		1,282	1,666
		167,625	191,304
Total Liabilities		273,308	283,024

SHAREHOLDERS’ EQUITY
Share capital	8	129,679	126,152
Equity reserves		(75,338)	(67,291)
Retained earnings		295,091	153,842
Equity attributable to owners of the Company		349,432	212,703
Non-controlling interests		2,315	1,372
		351,747	214,075
Total Liabilities and Equity		$625,055	$497,099

Commitments (Note 9); Contingencies (Note 17)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020

Revenue	9	$111,797	$94,328	$355,046	$232,833
Cost of product sold	10	(41,816)	(33,337)	(115,476)	(99,262)
Sales expenses		(1,954)	(1,386)	(5,075)	(3,782)
Gross profit		68,027	59,605	234,495	129,789

Expenses
General and administrative	11	(8,587)	(6,186)	(26,594)	(19,762)
Share-based compensation	8 (a)-(c)	(2,041)	(1,743)	(6,867)	(6,515)
Income before the undernoted		57,399	51,676	201,034	103,512
Finance income		739	204	2,027	1,201
Finance expense	12	(3,787)	(3,397)	(9,863)	(12,893)
Foreign exchange loss	13	(19,642)	(8,703)	(17,549)	(106,947)
NX Gold PMPA transaction fees	9	(1,219)	—	(1,219)	—
Other expenses		(1,037)	(1,531)	(2,250)	(3,026)
Income (loss) before income taxes		32,453	38,249	172,180	(18,153)

Income tax (expense) recovery
Current		(4,250)	(1,742)	(16,056)	(5,631)
Deferred		(1,819)	(5,064)	(13,704)	9,940
		(6,069)	(6,806)	(29,760)	4,309
Net income (loss) for the period		$26,384	$31,443	$142,420	$(13,844)

Other comprehensive loss
Foreign currency translation loss		(34,022)	(5,272)	(13,778)	(69,232)
Comprehensive (loss) income		$(7,638)	$26,171	$128,642	$(83,076)

Net income (loss) attributable to:
Owners of the Company		26,081	31,063	141,249	(14,164)
Non-controlling interests		303	380	1,171	320
		$26,384	$31,443	$142,420	$(13,844)

Comprehensive (loss) income attributable to:
Owners of the Company		(7,805)	25,812	127,526	(83,119)
Non-controlling interests		167	359	1,116	43
		$(7,638)	$26,171	$128,642	$(83,076)

Net income (loss) per share attributable to owners of the Company
Basic	8 (e)	$0.29	$0.36	$1.60	$(0.16)
Diluted	8 (e)	$0.28	$0.34	$1.52	$(0.16)

Weighted average number of common shares outstanding
Basic	8 (e)	88,449,567	86,448,318	88,256,703	86,048,450
Diluted	8 (e)	93,255,615	91,961,897	93,217,714	86,048,450

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the period		—	—	—	—	141,249	141,249	1,171	142,420
Other comprehensive loss for the period		—	—	—	(13,723)	—	(13,723)	(55)	(13,778)
Total comprehensive income (loss) for the period		—	—	—	(13,723)	141,249	127,526	1,116	128,642
Shares issued for:
Exercise of options and warrants		890,415	3,527	(835)	—	—	2,692	—	2,692
Share-based compensation	8 (a)-(b)	—	—	6,511	—	—	6,511	—	6,511
Dividends to non-controlling interest		—	—	—	—	—	—	(173)	(173)
Balance, September 30, 2021		88,769,676	$129,679	$21,313	$(96,651)	$295,091	$349,432	$2,315	$351,747

Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Income for the period		—	—	—	—	(14,164)	(14,164)	320	(13,844)
Other comprehensive loss for the period		—	—	—	(68,955)	—	(68,955)	(277)	(69,232)
Total comprehensive income (loss) for the period		—	—	—	(68,955)	(14,164)	(83,119)	43	(83,076)
Shares issued for:
Exercise of options and warrants		1,062,281	4,255	(1,192)	—	—	3,063	—	3,063
Share-based compensation	8 (a)-(b)	—	—	5,938	—	—	5,938	—	5,938
Dividends to non-controlling interest		—	—	—	—	—	—	(9)	(9)
Balance, September 30, 2020		86,765,927	$124,747	$13,830	$(102,528)	$88,056	$124,105	$869	$124,974

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash Flows from / (used in) Operating Activities
Net income (loss) for the period	$26,384	$31,443	$142,420	$(13,844)
Adjustments for:
Amortization and depreciation	12,233	10,445	33,615	30,187
Income tax expense (recovery)	6,069	6,806	29,760	(4,309)
Amortization of deferred revenue	(4,558)	—	(4,558)	—
Write-off of plant and equipment	—	127	129	175
Provisions	(97)	(710)	(126)	(155)
Share-based compensation	2,041	1,743	6,867	6,515
Finance income	(739)	(204)	(2,027)	(1,201)
Finance expenses	3,787	3,397	9,863	12,893
Foreign exchange loss	22,725	8,703	20,632	106,947
Changes in:
Accounts receivable	(8,244)	(13,274)	(8,801)	(7,510)
Inventories	391	(591)	478	(5,572)
Other assets	(6,232)	(1,840)	(2,279)	2,074
Accounts payable and accrued liabilities	5,910	383	(3,338)	6,711
Value added, payroll and other taxes	(1,392)	4,354	(772)	5,417
	58,278	50,782	221,863	138,328
Upfront advance from NX Gold PMPA (note 9)	100,000	—	100,000	—
Derivative contract settlements	(4,232)	(5,974)	(15,940)	(12,988)
Provision settlements	(469)	(378)	(1,264)	(1,126)
Income taxes paid	(2,866)	—	(6,734)	—
	150,711	44,430	297,925	124,214

Cash Flows from / (used in) Investing Activities
Additions to mineral property, plant and equipment	(59,179)	(27,104)	(120,291)	(85,846)
Additions to exploration and evaluation assets	(2,663)	(30)	(3,964)	(118)
Other investments	(24,051)	107	(23,551)	672
	(85,893)	(27,027)	(147,806)	(85,292)

Cash Flows from / (used in) Financing Activities
Restricted cash	—	750	—	1,500
Lease liability payments	(478)	(995)	(2,744)	(3,182)
New loans and borrowings, net of finance costs	6	5,809	647	56,807
Loans and borrowings paid	(101,529)	(15,481)	(112,305)	(44,565)
Interest paid on loans and borrowings	(657)	(4,171)	(3,979)	(7,903)
Other finance expenses	(642)	(956)	(2,745)	(2,262)
Issuance of share capital, net of issuance costs	491	1,407	2,692	3,063
	(102,809)	(13,637)	(118,434)	3,458

Effect of exchange rate changes on cash and cash equivalents	(7,018)	(1,042)	(1,547)	(9,524)
Net (decrease) increase in cash and cash equivalents	(45,009)	2,724	30,138	32,856
Cash and cash equivalents - beginning of period	137,655	51,617	62,508	21,485
Cash and cash equivalents - end of period	$92,646	$54,341	$92,646	$54,341

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 6). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Company currently mines copper ore from the Pilar underground mine (“Pilar UG Mine”) and the Vermelhos underground mine (“Vermelhos UG Mine”). The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Aventine, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Although COVID-19 has not materially impacted the Company’s operations during the nine months ended September 30, 2021, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on the Company’s ability to obtain debt and equity financing, impairment of investments, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2020, except as noted below.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 10, 2021.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Except as discussed in note 2(c) below, significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2020.

(c)    New Accounting Policies, Standards and Interpretations

New Accounting Policy - Deferred Revenue

The Company received an upfront cash deposit in connection with a precious metal purchase agreement with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively “Royal Gold”) (note 9), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is determined based on the rate implicit in the precious metal purchase agreement at the date of inception.

Revenue to be recognized from the initial consideration received from the precious metal purchase agreement is considered variable, subject to changes in the total gold ounces to be delivered. Changes to variable consideration are reflected in revenue in profit or loss. The additional consideration to be received from payments for deliveries made under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss.

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement. As the Company’s obligation under the precious metal purchase agreement will be satisfied through the delivery of non-financial items (i.e. delivery of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices which are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery of gold to Royal Gold, and
b.Life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and the portion of mineral resources anticipated to be converted to mineral reserves.

Future Changes in Accounting Policies Not Yet Effective as of September 30, 2021

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The Company will not adopt this amendment until the effective date but does not anticipate a material impact on its consolidated financial statements.

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

•In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy.

At September 30, 2021, Company maintains a $150.0 million senior secured revolving credit facility, of which $100.0 million was undrawn, which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time, and which is expected to be fully repaid on March 31, 2025.

The Company also maintains LIBOR interest rate swap contracts on a notional amount of $50.0 million of the $150.0 million senior secured revolving credit facility, which was swapped for a fixed interest rate of 1.68%. interest rate swap arrangement is in effect until March 31, 2025.

The Company is in the process of assessing the impact of the switch to Secured Overnight Financing Rate (SOFR) on the consolidated financial statements.

3.    Inventories

	September 30, 2021	December 31, 2020
Supplies and consumables	$18,196	$15,619
Stockpiles	1,416	3,569
Work in progress	2,297	5,234
Finished goods	2,376	1,074
	$24,285	$25,496

4.    Other Current Assets

	September 30, 2021	December 31, 2020
Advances to suppliers	$1,376	$500
Prepaid expenses	3,829	2,635
Advances to employees	718	2,091
Value added federal taxes recoverable (a)	9,191	13,958
	$15,114	$19,184

(a)    At September 30, 2021, $4.3 million (December 31, 2020 - $12.0 million) of this balance relates to additional taxes recoverable identified by a study conducted to revisit certain tax positions in 2020 and a 2019 favourable legal decision that recognizes MCSA’s right to a tax credit as a result of historical over-payment. MCSA is able to use these tax credits against a variety of taxes, including taxes on future sales. During the three and nine months ended September 30, 2021, the Company used $1.6 million and $7.7 million, respectively, of these credits to offset current income taxes payable (three and nine months ended September 30, 2020 - $4.0 million and $7.2 million, respectively).

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

5.    Mineral, Property, Plant and Equipment

Additions to mineral, property, plant and equipment totaled $58.5 million and $130.5 million during the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - $28.4 million and $89.9 million, respectively), none of which was obtained through financing arrangements with equipment suppliers (three and nine months ended September 30, 2020 - $0.2 million and $6.6 million, respectively).

Included in mineral, property, plant and equipment is $113.5 million (December 31, 2020 - $56.8 million) related to projects in progress that are not currently being amortized.

Certain equipment has been provided as security for the equipment finance loans (note 7(b)).

6.    Exploration and Evaluation Assets

Exploration and evaluation assets relate to the Company’s Boa Esperança development project located in the Municipality of Tucumã, in the state of Pará, Brazil. This prospective copper property is the subject of a completed feasibility study, and an optimization study is currently in progress.

7.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	September 30, 2021	December 31, 2020
Bank loan	BRL R$	Unsecured	62 months	CDI + 0.5%	$3,728	$3,365	$3,980
Line of credit (MCSA)	BRL R$	Unsecured	—	CDI + 9.0%	—	—	1,447
Lines of credit (MCSA)	BRL R$	Unsecured	—	9.60%-13.20%	—	—	4,221
Equipment finance loan (Plural)	BRL R$	Secured	2 months	CDI + 7.0%	184	185	1,065
Equipment finance loans	BRL R$	Secured	—	11.88%-16.49%	—	—	1,607
Equipment finance loans	EURO	Secured	9 - 15 months	5.5%-7.0%	480	485	1,791
Equipment finance loans	USD	Secured	7 - 23 months	6.50%-7.95%	3,406	3,437	5,605
Senior revolving credit facility	USD	Secured	42 months	LIBOR + 2.25%-4.25%	50,000	47,908	74,193
Senior non-revolving credit facility	USD	Secured	—	LIBOR + 2.50%-4.25%	—	—	74,193
Total					$57,798	$55,380	$168,102

Current portion						$3,713	$12,539
Non-current portion						$51,667	$155,563

	September 30, 2021	December 31, 2020
Balance, beginning of period	$168,102	$159,370
New senior revolving credit facility, net	—	13,652
New equipment finance loans	—	19,278
New lines of credit	647	36,726
Principal and interest payments	(116,284)	(67,118)
Interest accretion	4,578	9,921
Effect of foreign exchange rate changes	(1,663)	(3,727)
Balance, end of period	$55,380	$168,102

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(a)    Senior credit facility

The Company had a $150.0 million facility from a syndicate of Canadian financial institutions. The facility was comprised of a $75.0 million senior secured amortizing non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving term credit facility (“Revolving Credit Facility”) (collectively the “Facilities”). The Term Facility required quarterly payments commencing on March 31, 2022 and the Revolving Credit Facility was due on March 31, 2024. The Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio at the time.

During the nine months ended September 30, 2021, the Facilities were amended to combine the Facilities into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) with maturity date of March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

The New Revolving Credit Facility is secured by pledges of shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As of the date of these condensed consolidated interim financial statements, the Company is in compliance with these covenants.

During the nine months ended September 30, 2021, the existing interest rate swap arrangement was replaced with a new interest rate swap arrangement whereby the floating interest on a notional amount of $50.0 million of the New Revolving Credit Facility was swapped for a fixed interest rate of 1.68%. The interest rate swap arrangement is in effect until March 31, 2025. Interest swap settlements are being made on a monthly basis.

(b)    Bank loan and equipment finance loans

The bank loan relates to the Company’s subsidiary, MCSA, and was recognized at the date the Company acquired MCSA at fair value and has subsequently been recognized at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.50%.

MCSA is required to comply with certain financial covenants which MCSA is in compliance with at September 30, 2021. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

(c)    MCSA and NX Gold lines of credit

During the nine months then ended, the Company’s subsidiaries, MCSA and NX Gold, terminated all remaining available credit facilities.

(d)    Plural loan

MCSA has an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of CDI + 7.00% per annum. In connection with this loan, MCSA entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank whereby the floating interest of CDI + 7.00% on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $2.2 million was swapped for the USD currency at a foreign exchange rate of 3.95. This interest rate and foreign exchange swap transactions are in effect for the term of the loan.

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
8.     Share Capital

As at September 30, 2021, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2021, 88,769,676 common shares were outstanding.

(a)     Options

During the nine months ended September 30, 2021, the Company granted 67,514 options to employees of the Company at weighted average exercise price of CAD$24.17 per share with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.4 million, which is recognized over the vesting period.

	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, December 31, 2020	4,641,763	$8.00
Issued	67,514	18.97
Exercised	(417,083)	4.24
Outstanding stock options, September 30, 2021	4,292,194	$8.36

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2021 was $19.97 (nine months ended September 30, 2020 - $13.71).

As at September 30, 2021, the following stock options were outstanding:

Expiry Date	Number of Stock Options	Weighted Average Exercise Price		Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
May 15, 2022	265,334	$1.50	USD	265,334	0.62
July 10, 2022	60,000	1.50	USD	60,000	0.78
November 24, 2022	318,000	6.48	CAD	318,000	1.15
December 7, 2022	1,142,501	6.74	CAD	1,142,501	1.19
January 18, 2023	60,000	7.95	CAD	60,000	1.30
January 23, 2023	21,667	7.76	CAD	21,667	1.32
June 19, 2023	134,000	10.25	CAD	134,000	1.72
July 16, 2023	100,000	9.01	CAD	33,332	1.79
December 31, 2023	1,022,256	9.76	CAD	693,065	2.25
January 2, 2024	125,000	9.80	CAD	125,000	2.26
August 15, 2024	20,000	21.09	CAD	20,000	2.88
December 12, 2024	470,228	20.52	CAD	156,734	3.20
January 2, 2025	73,456	23.42	CAD	53,456	3.26
December 17, 2025	412,238	18.90	CAD	25,207	4.22
March 18, 2026	50,000	24.45	CAD	—	4.47
August 19, 2026	17,514	23.37	CAD	—	4.89
	4,292,194	$8.36	USD	3,108,296	2.07

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the September 30, 2021 exchange rate of 1.2741.

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The fair value of options granted in the nine months ended September 30, 2021 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

2021
Expected term (years)	3.0
Forfeiture rate	—%
Volatility	55%
Dividend yield	—%
Risk-free interest rate	0.76%
Weighted-average fair value per option	$6.30

For the three and nine months ended September 30, 2021, the Company recorded share-based compensation of $0.7 million and $2.1 million, respectively (three and nine months ended September 30, 2020 - $0.8 million and $2.9 million, respectively) with respect to its outstanding stock options.

(b)     Share Unit Plan

During the nine months ended September 30, 2021, 23,004 share units (nine months ended September 30, 2020 - 1,000 share units) were issued. As at September 30, 2021, 773,769 share units (December 31, 2020 - 727,761 share units) are outstanding. These share units will vest three years from the date of grant by the Compensation Committee and the number of share units that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested share unit entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company currently intends to settle these share units using common shares. Accordingly, they are classified as equity settled instruments.

For the share units with non-market performance conditions, the fair value of the share units granted was determined using the share price at the date of grant. For the share units with market performance conditions, the fair value of the share units granted was determined using a Geometric Brownian Motion model.

During the three and nine months ended September 30, 2021, the Company recorded share-based compensation of $1.5 million and $4.4 million, respectively, (three and nine months ended September 30, 2020 - $0.8 million and $3.0 million, respectively) with respect to the share units.

(c)     Deferred Share Unit Plan

During the three and nine months ended September 30, 2021, 3,237 and 9,415 Deferred Share Units ("DSUs"), respectively, (three and nine months ended September 30, 2020 - 4,904 and 42,225 DSUs, respectively) were issued to independent directors.

As at September 30, 2021, the fair value of the DSU liability was $1.7 million (December 31, 2020 - $1.3 million) which has been recognized in accounts payable and accrued liabilities, with $0.1 million recovery and $0.4 million expense, respectively, recognized in share-based compensation expense for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $0.1 million and $0.6 million, respectively).

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(d)     Warrants

As at September 30, 2021, 1,126,664 (December 31, 2020 - 1,599,996) common share purchase warrants were outstanding with a weighted average exercise price of $1.20 and a weighted average remaining contractual life of 0.20 years. 473,332 warrants were exercised during the nine months ended September 30, 2021 for gross proceeds of $0.6 million (nine months ended September 30, 2020 - 120,000 warrants for gross proceeds of $0.1 million).

(e)     Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Weighted average number of common shares outstanding	88,449,567	86,448,318	88,256,703	86,048,450
Dilutive effects of warrants	1,336,293	2,479,390	1,409,111	—
Dilutive effects of stock options	2,343,607	2,376,494	2,425,752	—
Dilutive effects of Share Units	1,126,148	657,695	1,126,148	—
Weighted average number of diluted common shares outstanding	93,255,615	91,961,897	93,217,714	86,048,450

Net income (loss) attributable to owners of the Company	$26,081	$31,063	$141,249	$(14,164)
Basic net income (loss) per share attributable to owners of the Company	0.29	0.36	1.60	(0.16)
Diluted net income (loss) per share attributable to owners of the Company	0.28	0.34	1.52	(0.16)

9.     Revenue

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Copper
Sales within Brazil	$39,652	$36,871	$112,708	$113,831
Export sales	61,070	34,744	192,722	71,759
Adjustments on provisionally priced sales(1)	(4,460)	3,946	(1,421)	2,661
	96,262	75,561	304,009	188,251
Gold
Export sales	10,977	18,767	46,479	44,582
Amortization of deferred revenue(2)	4,558	—	4,558	—
	$15,535	$18,767	$51,037	$44,582

Revenue	$111,797	$94,328	$355,046	$232,833

(1) Adjustments on Provisionally Priced Sales

Under the terms of the Company’s contract with its domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
month of shipment. Provisionally priced sales to the Company's international customer are settled with a final sales price between one to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2) NX Gold Precious Metals Purchase Agreement

In August 2021, the Company completed the closing of a precious metals purchase agreement (the “NX Gold PMPA”) with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include:

i.Up to US$5 million, available through the end of 2024, payable based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;

ii.Up to US$5 million, available from 2022 through the end of 2024, payable based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and,

iii.US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine.

The contract will be settled by the Company delivering gold to Royal Gold. The $100.0 million upfront proceeds from Royal Gold has been recognized as deferred revenue and the Company recognizes amounts in revenue as gold is delivered. Each period, management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate at closing of the transaction included an estimated long-term gold price of $1,750 per ounce and a life of mine production schedule for the NX Gold mine that includes mineral reserves and a portion of the mineral resources.

During the three and nine months ended September 30, 2021, the Company delivered 3,253 ounces of gold to Royal Gold for average consideration of $351 per ounce and recognized $4.6 million in amortization of deferred revenue.

As part of the NX Gold PMPA, the Company incurred $1.2 million in transaction fees during the three and nine months ended September 30, 2021. In addition, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

10.     Cost of Product Sold

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Materials	$6,956	$4,873	$18,722	$14,229
Salaries and benefits	9,468	7,046	26,706	22,503
Depreciation and depletion	12,188	10,411	33,418	30,088
Contracted services	5,297	4,600	15,301	14,452
Maintenance costs	4,778	4,116	12,931	11,131
Utilities	2,954	2,171	7,920	6,460
Other costs	175	120	478	399
	$41,816	$33,337	$115,476	$99,262

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
11.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Accounting and legal	$168	$193	$1,255	$698
Amortization and depreciation	45	34	197	99
Office and sundry	2,838	1,879	6,189	4,916
Provisions	(97)	(710)	(126)	(155)
Salaries and consulting fees	3,780	2,495	12,021	9,351
Incentive payments	1,028	1,774	4,149	3,629
Transfer agent and filing fees	53	66	263	238
Travel and conference	772	455	2,646	986
	$8,587	$6,186	$26,594	$19,762

12.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest on loans and borrowings	$1,362	$2,555	$4,578	$7,829
Loss on interest rate swap derivatives	(10)	5	107	2,023
Accretion of deferred revenue	614	—	614	—
Accretion of mine closures and rehabilitation provisions	250	198	723	657
Commitment fees	90	—	298	—
Interest on lease liabilities	110	52	275	189
Other finance expenses	1,371	587	3,268	2,195
	$3,787	$3,397	$9,863	$12,893

13.    Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Foreign exchange on USD denominated debt in Brazil	$(5,883)	$(2,034)	$(3,721)	$(31,903)
Realized foreign exchange on derivative contracts (note 15)	(4,381)	(5,974)	(16,089)	(12,988)
Unrealized foreign exchange on derivative contracts (note 15)	(12,350)	(1,067)	633	(62,207)
Other	2,972	372	1,628	151
	$(19,642)	$(8,703)	$(17,549)	$(106,947)

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
14.    Related Party Transactions

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three and nine months ended September 30, 2021 include salaries, benefits and consulting fees of $2.0 million and $5.7 million, ($1.8 million and $5.4 million for the three and nine months ended September 30, 2020, respectively), respectively, and share-based compensation expense of $1.8 million and $4.6 million ($1.1 million and $4.0 million for the three and nine months ended September 30, 2020), respectively.

During the three and nine months ended September 30, 2021, key management personnel exercised 50,000 and 185,000 options, as well as 225,000 and 358,332 warrants for total cash proceeds to the Company of $0.3 million and $1.0 million, respectively (150,000 and 398,555 options, and 100,000 and 200,000 warrants, for total cash proceeds of $0.9 million and $1.4 million for the three and nine months September 30, 2020, respectively).

As at September 30, 2021, $2.6 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

15.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. However, some judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at September 30, 2021, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. The carrying value of value added, payroll and other taxes approximate fair value based on the discount rate applied. At September 30, 2021, the carrying value of loans and borrowings is $55.4 million while the fair value is approximately $57.8 million. The contractual interest rates on these loans and borrowings are a close approximation of market rates of interest at September 30, 2021 (Level 2 of the fair value hierarchy).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$92,646	$62,508
Short-term investments	26,408	—
Accounts receivable	28,589	20,353
Deposits and other non-current assets	491	595
	$148,134	$83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
have no history of credit default with the Company. The Company has not incurred credit losses during the nine months ended September 30, 2021 and 2020 nor recognized a provision for credit losses.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At September 30, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $232.2 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.20 BRL to US Dollar and an average cap rate of 4.88 BRL to US Dollar. The maturity dates of these contracts are from October 1, 2021 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at September 30, 2021 was a liability of $32.8 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at September 30, 2021 was determined using an option pricing mode with the following assumptions: discount rate of 2.78% - 2.87%, foreign exchange rate of approximately 5.44—6.00, and volatility of 15.65% - 16.47%.

The change in fair value of foreign exchange collar contracts was a loss of $12.3 million and a gain of $0.6 million for the three and nine months ended September 30, 2021, respectively, (a loss of $1.1 million and $62.2 million for the three and nine months ended September 30, 2020, respectively) and has been recognized in foreign exchange loss. In addition, during the three and nine months ended September 30, 2021, the Company recognized a realized loss of $4.4 million and $16.1 million, respectively, (realized loss of $6.0 million and $13.0 million for the three and nine months ended September 30, 2020, respectively) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.9 million. Based on the Company’s net exposure at September 30, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at September 30, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk (see note 7(a)). At September 30, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at September 30, 2021 was a liability of $1.8 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position.

The fair value of this swap contracts as at September 30, 2021 was determined using a discounted cash flow model with the following assumptions: forward interest rates of 0.084% – 1.458%.

The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (see note 7) (realized loss of $0.4 million and $0.8 million for the three and nine months ended September 30, 2020, respectively) and a realized loss of $0.3 million for the three and nine months ended September 30, 2021 for the new

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
interest rate swap. The Company also recognized an unrealized gain of nil and $0.6 million for the three and nine months ended September 30, 2021, respectively, (unrealized loss of $0.4 million and $1.2 million for the three and nine months ended September 30, 2020, respectively) which was included in finance expense.

In addition, as at September 30, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan (see note 7(d)). At September 30, 2021, the floating interest on a notional amount of BRL $2.2 million was swapped for a fixed interest rate of 9.90% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at September 30, 2021 was a liability of $0.1 million (December 31, 2020 – $0.3 million) and is included in Derivatives in the statement of financial position.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At September 30, 2021, the Company has provisionally priced sales that are exposed to commodity price changes (note 9). Based on the Company’s net exposure at September 30, 2021, a 10% change in the price of copper would have an impact of $1.3 million on pre-tax net income.

16.    Segment Disclosure

The Company’s operations are segmented by entity between MCSA, NX Gold and corporate head office, which is consistent with internal reporting purposes. The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.

Total revenue from MCSA is from three customers while total revenue from NX Gold is from two customers.

Segmented information is as follows:

Three months ended September 30, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$96,262	$15,535	$—	$111,797
Depreciation and depletion	(9,986)	(2,201)	—	(12,187)
Other cost of product sold expenses	(24,693)	(4,936)	—	(29,629)
Cost of product sold	(34,679)	(7,137)	—	(41,816)
Sales expenses	(1,834)	(120)	—	(1,954)
Gross profit	59,749	8,278	—	68,027

Expenses
General and administrative	(4,889)	(639)	(3,060)	(8,588)
Share-based compensation	—	—	(2,041)	(2,041)
Finance income	365	370	4	739
Finance expenses	(976)	(154)	(2,657)	(3,787)
Foreign exchange loss	(18,896)	(489)	(256)	(19,641)
NX Gold PMPA transaction fees	—	(1,219)	—	(1,219)
Other expenses	(929)	(108)	—	(1,037)
Income (loss) before taxes	34,424	6,039	(8,010)	32,453
Current tax expense	(3,108)	(996)	(146)	(4,250)
Deferred tax (expense) recovery	(1,806)	65	(78)	(1,819)
Net income (loss)	$29,510	$5,108	$(8,234)	$26,384

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$304,009	$51,037	$—	$355,046
Depreciation and depletion	(27,610)	(5,807)	—	(33,417)
Other cost of product sold expenses	(66,959)	(15,100)	—	(82,059)
Cost of product sold	(94,569)	(20,907)	—	(115,476)
Sales expenses	(4,701)	(374)	—	(5,075)
Gross profit	204,739	29,756	—	234,495

Expenses
General and administrative	(13,669)	(1,696)	(11,230)	(26,595)
Share-based compensation	—	—	(6,867)	(6,867)
Finance income	550	615	862	2,027
Finance expenses	(4,400)	(767)	(4,696)	(9,863)
Foreign exchange loss	(16,881)	(299)	(368)	(17,548)
NX Gold PMPA transaction fees	—	(1,219)	—	(1,219)
Other expenses	(1,739)	(511)	—	(2,250)
Income (loss) before taxes	168,600	25,879	(22,299)	172,180
Current tax expense	(9,810)	(3,454)	(2,792)	(16,056)
Deferred tax (expense) recovery	(13,642)	16	(78)	(13,704)
Net income (loss)	$145,148	$22,441	$(25,169)	$142,420

Assets
Current	$126,572	$41,696	$18,774	187,042
Non-current	389,567	39,847	8,599	438,013
Total Assets	$516,139	$81,543	$27,373	$625,055
Total Liabilities	$130,051	$112,766	$30,491	273,308

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$75,561	$18,767	$—	$94,328
Depreciation and depletion	(9,593)	(818)	—	(10,411)
Other cost of product sold expenses	(18,575)	(4,351)	—	(22,926)
Cost of product sold	(28,168)	(5,169)	—	(33,337)
Sales expenses	(1,101)	(285)	—	(1,386)
Gross profit	46,292	13,313	—	59,605

Expenses
General and administrative	(3,327)	(454)	(2,405)	(6,186)
Share-based compensation	—	—	(1,743)	(1,743)
Finance income	84	30	90	204
Finance expenses	(1,564)	(135)	(1,698)	(3,397)
Foreign exchange (loss) gain	(8,368)	(337)	2	(8,703)
Recovery of value added taxes	—	—	—	—
Other expenses	(1,008)	(523)	—	(1,531)
Income (loss) before taxes	32,109	11,894	(5,754)	38,249
Current tax expense	(1,005)	(737)	—	(1,742)
Deferred tax expense	(5,018)	(46)	—	(5,064)
Net income (loss)	$26,086	$11,111	$(5,754)	$31,443

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$188,251	$44,582	$—	$232,833
Depreciation and depletion	(27,724)	(2,364)	—	(30,088)
Other cost of product sold expenses	(56,043)	(13,131)	—	(69,174)
Cost of product sold	(83,767)	(15,495)	—	(99,262)
Sales expenses	(3,497)	(285)	—	(3,782)
Gross profit	100,987	28,802	—	129,789

Expenses
General and administrative	(11,892)	(1,147)	(6,723)	(19,762)
Share-based compensation	—	—	(6,515)	(6,515)
Finance income	369	88	744	1,201
Finance expenses	(4,985)	(663)	(7,245)	(12,893)
Foreign exchange loss	(103,878)	(3,041)	(28)	(106,947)
Recovery of value added taxes	—	—	—	—
Other expenses	(1,971)	(1,055)	—	(3,026)
(Loss) income before income taxes	(21,370)	22,984	(19,767)	(18,153)
Current tax expense	(2,928)	(2,703)	—	(5,631)
Deferred tax recovery	9,557	383	—	9,940
Net (loss) income	$(14,741)	$20,664	$(19,767)	$(13,844)

Assets
Current	$62,242	$21,209	$20,207	103,658
Non-current	311,753	21,240	2,757	335,750
Total Assets	$373,995	$42,449	$22,964	$439,408
Total Liabilities	$142,974	$13,488	$157,972	314,434

17.    Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $18.8 million as at September 30, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

    Ero Copper Corp. September 30, 2021 Notes to Financial Statements | Page 20